UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F	☐ Form 11-K ☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

257 East 200 South, Suite 340

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84111

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three month period ended December 31, 2007 total revenue will have decreased approximately 18%. This is primarily attributable to an anticipated 46% decrease in geophysical services revenue. During the first fiscal quarter 2006 the Company provided services under several significant contracts which led to historically high revenue during that quarter. The Company did not have comparably large contracts during the first fiscal quarter 2007. The decrease in geophysical service revenue is expected to be partially offset by an anticipated 44% increase in vessel revenue resulting from improved day rates, utilization and the increased size of our vessel fleet during the quarter ended December 31, 2007.

The Company believes that total operating expenses during the quarters ended December 31, 2007 and 2006 will have remained relatively unchanged, decreasing less than 3% during the three months ended December 31, 2007.

The Company expects to realize income from operations during the three months ended December 31, 2007 of approximately $685,000, compared to income from operations of $3,621,000 during the three months ended December 31, 2006. This decrease in income from operations is the result of the 18% decrease in total revenue coupled with nearly unchanged total operating expenses as discussed in the preceding paragraphs.

During the three months ended December 31, 2007 net other income is expected to be approximately $1,350,000 compared to $151,000 during the three months ended December 31, 2006. This increase in net other income is the result of the Company renting some of its idle seismic equipment to a third party.

Net income for the quarter ended December 31, 2007 is expected to be $923,000, or $0.02 per share compared to $1,806,000 or $0.04 per share during the quarter ended December 31, 2006.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2008	/s/ Laird Garrard
Laird Garrard, Chief Executive Officer